John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 26, 2018

John Stickel
Justin Dobbie
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: United Rail, Inc.
  Amendment No. 1 to
  Offering Statement on Form 1-A Filed June 14, 2018
  File No. 024-10838

Dear John:

On behalf of United Rail, Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated July 11, 2018, relating to the above-captioned Offering Statement on Form 1-A ("Offering Statement").

Please note that for the Staff's convenience, we have recited each of the Staff's comments in italics and provided the Company's response to each comment immediately thereafter.

Amendment No. 1 to Form 1-A filed June 14, 2018
General

1.
Please provide us your analysis as to whether you are eligible to make this Regulation A offering pursuant to Securities Act Rule 251(b)(2). Based on your Form 15 filed on July 8, 2015, it appears that you relied on Exchange Act Rule 12g-4(a)(1) for the termination of registration under Section 12(g) for a class of securities held by fewer than 300 persons. However, your Form 15 indicates that you had approximately 345 holders of record. In addition, please address whether you properly suspended your Section 15(d) reporting obligation.

We filed 2015 audit on March 5, 2018 in order to satisfy the requirements for Form 15 to have filed required disclosure the previous three years.

2.
You disclose on page 5 and elsewhere that on June 2, 2017 you moved your corporate domicile from the state of Delaware to Nevada. We note that the Form 1-A filed on May 11, 2018 included By-Laws that appeared to relate to you as a Nevada corporation, yet the By-Laws included with the most recent amendment filed on June 14, 2018 refer to you as a Delaware corporation. Please clarify which By-Laws are currently applicable to your company, and if it is the most recently filed By-Laws please revise to clarify your status as a Nevada corporation. We may have further comments related to the By-Laws once we know which is applicable.

The revised By-Laws have been filed.

3.
We note that Section 7 of your subscription agreement filed as Exhibit 3.1 contains an exclusive forum provision and a clause waiving jury trials. Please include disclosure in your offering statement about these provisions, their scope, enforceability and potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provisions, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

The exclusive forum and waiver of jury trial clauses have been removed from the Subscription Agreement.

Cover Page, page 1

4.
We note that you may accept as stock consideration "promissory notes, services and/or other consideration without notice to subscribers." Explain under "Distribution" what "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Otherwise, please revise the cover page to be consistent with the disclosure in the Distribution and Use of Proceeds sections which suggest that the offering is solely for cash.

This clause has been removed.

Risk Factors
We will require additional capital to support business growth, page 9

5.
We note the reference here to "the need to update existing bitcoin mining hardware." However, you do not reference bitcoin mining hardware as part of your business in any other section of the offering statement. Please revise or advise.

This has been revised to exclude any reference to bitcoin.

Distribution
Procedures for Subscribing, page 16

6.
You state here that investors should go to www.minivest.com in order to subscribe for shares in your offering. It does not appear, however, that the referenced website is available. Please tell us whether and when you expect this website to be available to potential investors in your offering.

This statement has been removed.

Index to Exhibits, page 46

7.	Please file as exhibits the share exchange agreements with United Rail and United Short Line Insurance Services.

The exhibit has been removed from the exhibits list as the Company cancelled the share exchange agreement.

The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

/s/ John E. Lux